

Mail Stop 7010

June 13, 2008

The Home Depot, Inc.
Attention: Francis S. Blake, Chairman and Chief Executive Officer
2455 Paces Ferry Road, N.W.
Atlanta, Georgia 30339

Re: The Home Depot, Inc.
Form 10-K for the fiscal year ended February 3, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 11, 2008
File No. 000-08207

Dear Mr. Blake:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director